UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 26, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc (the 'Company')

26 May 2015

Notification of transactions by executive directors and other persons discharging managerial responsibility ('PDMRs')

Pursuant to our obligations under Disclosure Rule 3.1.4(R), we hereby advise you of the following transactions which were notified to the Company on 22 May 2015:

The Amec Foster Wheeler plc Long-term Incentive Plan 2015 (the 'Plan') - 2015 grants

On 22 May 2015 in London, in accordance with the terms of the Plan, Awards (being Conditional Awards and Options, as defined in the rules of the Plan) over ordinary shares in the Company were granted to each of the individuals noted below. No consideration is payable for the grant of Awards. Vesting of Awards is subject to performance conditions measured over three financial years from 2015 to 2017 and malus provisions as described in the directors' remuneration report of the Company's annual report and accounts for 2014.

The Plan was approved by shareholders at the Annual General Meeting on 14 May 2015.

Executive Directors	Number of shares under Award	Share price at date of award	Normal vesting date

Samir Brikho	254,2641	938.0p	15 March 2018
Ian McHoul	141,2571	938.0p	15 March 2018

1 Award made in the form of a nil cost Option, with an 18 month exercise period, and a 2 year holding and claw-back period, post vesting.

Other PDMRs	Number of shares under Award	Share price at date of award	Vesting date

Simon Naylor	81,6433	938.0p	15 March 2018
Gary Nedelka	65,2963	938.0p	15 March 2018
John Pearson	76,7582	938.0p	15 March 2018
Roberto Penno	76,7162	938.0p	15 March 2018

2 Award made in the form of a nil cost Option, with an 18 month exercise period post vesting.

3 Award made in the form of a Conditional Award.

Kim Hand

Senior Assistant Company Secretary

+44 (0)1565 683234

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 May 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary